UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
ElkCorp
(Name of Subject Company (Issuer))
CGEA INVESTOR, INC.
a wholly owned subsidiary of
CGEA HOLDINGS, INC.
(Names of Filing Persons—Offerors)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
287456107
(CUSIP Number of Class of Securities)
CGEA Holdings, Inc.
c/o The Carlyle Group
1001 Pennsylvania Avenue, NW, Suite 220 South
Washington DC 20004
(202) 729-5626
Attention: Glenn A. Youngkin
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$932,585,317.44	$99,786.63

*The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $42.00 per share by the sum of (i) the 20,626,102 shares of common stock, par value $1.00 per share, of ElkCorp (the “Shares”), issued and outstanding as of January 12, 2007; (ii) the 1,338,365 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options; and (iii) 239,964 Shares that are issuable on or prior to the completion of this Offer under outstanding Performance Share Awards.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,222.90	Filing Party: CGEA Investor, Inc
Form or Registration No.:	005-02742	Date Filed: January 18, 2007

Amount Previously Paid:	$3,563.73	Filing Party: CGEA Investor, Inc
Form or Registration No.:	005-02742	Date Filed: January 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐	Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
(Continued on following pages)

SCHEDULE TO
     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on January 18, 2007 (the “Original TO”), by CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) at a price of $42.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated January 18, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase, dated January 22, 2007 (the “Supplement”), and related revised Letter of Transmittal (which, together with the Offer to Purchase and the Supplement, and any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 2 is being filed on behalf of behalf of Purchaser and Parent. Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
Items 1 through 11.
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
     On January 29, 2007, the Company notified Parent of its intention to terminate the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 15, 2007, as amended by the First Amendment thereto, dated as of January 21, 2007, pursuant to Section 7.1(g) of the Merger Agreement. On January 30, 2007, Parent and Purchaser notified the Company that Parent and Purchaser determined not to submit a revised proposal in response to the Company’s intention to terminate the Merger Agreement. On January 30, 2007, Parent and Purchaser also informed the Company that they agreed to waive the five business day waiting period in Section 7.1(g) of the Merger Agreement. On February 9, 2007, Parent and Purchaser received notice from the Company that the Company had terminated the Merger Agreement pursuant to Section 7.1(g) of the Merger Agreement in order to enter into a merger agreement with affiliates of Building Materials Corporation of America, which has announced an offer of $43.50 per share. On the same day, the Company paid an affiliate of Purchaser a termination fee of $29.0 million in cash, as required by Section 7.3(a) of the Merger Agreement. Also on February 9, 2007, as permitted by Section 14 of the Offer to Purchase, Purchaser and Parent have terminated the Offer and issued a press release in connection therewith. The Offer had been scheduled to expire at midnight, New York City time, on February 14, 2007. The full text of a press release issued by Parent on February 9, 2007 announcing the termination of the Offer is filed as Exhibit (a)(1)(W) hereto. No Shares were purchased by Purchaser pursuant to the Offer, and Purchase instructed Mellon Investor Services LLC, the Depositary, to return all tendered shares to the tendering stockholders.
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 18, 2007. *
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

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(a)(1)(F)	Form of Letter to Participants in the Company’s Employee Stock Ownership Plan. *
(a)(1)(G)	Trustee Direction Form. *
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(I)	Text of press release issued by CGEA Investor, Inc., CGEA Holdings, Inc., and the Company
on December 18, 2006. *
(a)(1)(J)	Text of press release issued by the Company on January 16, 2007. *
(a)(1)(K)	Form of summary advertisement, published January 18, 2007. *
(a)(1)(L)	Text of press release issued by Parent and the Purchaser on January 18, 2007. *
(a)(1)(M)	Complaint by Call4U against the Company, its directors and Carlyle, filed December 19, 2006. *
(a)(1)(N)	Complaint by William E. Wetzel against the Company, its directors and Carlyle, filed December 27, 2006. *
(a)(1)(O)	Supplement to the Offer to Purchase, dated January 22, 2007.*
(a)(1)(P)	Form of Revised Letter of Transmittal.*
(a)(1)(Q)	Form of Revised Notice of Guaranteed Delivery.*
(a)(1)(R)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(S)	Form of Revised Letter to Clients.*
(a)(1)(T)	Form of Revised Letter to Participants in the Company’s Employee Stock Ownership Plan.*
(a)(1)(U)	Form of Revised Trustee Direction Form.*
(a)(1)(V)	Press Release issued by the Company, Purchaser and Parent on January 22, 2007.*
(a)(1)(W)	Press Release issued by Purchaser and Parent on February 9, 2007.
(b)(1)(A)	Amended and Restated Equity Commitment Letter, dated January 15, 2007, from Carlyle Fund IV, L.P. *
(b)(1)(B)	Amended and Restated Debt Commitment Letter, dated January 15, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated. *
(b)(1)(C)	Second Amended and Restated Equity Commitment Letter, dated January 20, 2007, from Carlyle Fund IV, L.P.*
(b)(1)(D)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
(d)(1)(A)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among the Company, CGEA Investor, Inc. and CGEA Holdings, Inc. *
(d)(1)(B)	Amended and Restated Confidentiality Agreement, dated as of October 11, 2006, among the Company, CGEA Investor, Inc., CGEA Holdings, Inc. and Carlyle Investment Management LLC. *
(d)(1)(C)	Amended and Restated Guarantee from Carlyle Partners IV, L.P., dated January 15, 2007. *
(d)(1)(D)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among the Company, Purchaser and Parent.*
(g)	Not applicable.
(h)	Not applicable.
* Previously filed

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2007

CGEA Holdings, Inc.
By:	/s/ GLENN A. YOUNGKIN
	Name:	Glenn A. Youngkin
	Title:	President

CGEA Investor, Inc.
By:	/s/ GLENN A. YOUNGKIN
	Name:	Glenn A. Youngkin
	Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 18, 2007. *
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(F)	Form of Letter to Participants in the Company’s Employee Stock Ownership Plan. *
(a)(1)(G)	Trustee Direction Form. *
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(I)	Text of press release issued by CGEA Investor, Inc., CGEA Holdings, Inc., and the Company on December 18, 2006. *
(a)(1)(J)	Text of press release issued by the Company on January 16, 2007. *
(a)(1)(K)	Form of summary advertisement, published January 18, 2007. *
(a)(1)(L)	Text of press release issued by Parent and the Purchaser on January 18, 2007. *
(a)(1)(M)	Complaint by Call4U against the Company, its directors and Carlyle, filed December 19, 2006. *
(a)(1)(N)	Complaint by William E. Wetzel against the Company, its directors and Carlyle, filed December 27, 2006. *
(a)(1)(O)	Supplement to the Offer to Purchase, dated January 22, 2007.*
(a)(1)(P)	Form of Revised Letter of Transmittal.*
(a)(1)(Q)	Form of Revised Notice of Guaranteed Delivery.*
(a)(1)(R)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(S)	Form of Revised Letter to Clients.*
(a)(1)(T)	Form of Revised Letter to Participants in the Company’s Employee Stock Ownership Plan.*
(a)(1)(U)	Form of Revised Trustee Direction Form.*
(a)(1)(V)	Press Release issued by the Company, Purchaser and Parent on January 22, 2007.*
(a)(1)(W)	Press Release issued by Purchaser and Parent on February 9, 2007.
(b)(1)(A)	Amended and Restated Equity Commitment Letter, dated January 15, 2007, from Carlyle Fund IV, L.P. *
(b)(1)(B)	Amended and Restated Debt Commitment Letter, dated January 15, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated. *
(b)(1)(C)	Second Amended and Restated Equity Commitment Letter, dated January 20, 2007, from Carlyle Fund IV, L.P.*
(b)(1)(D)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
(d)(1)(A)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among the Company, CGEA Investor, Inc. and CGEA Holdings, Inc. *
(d)(1)(B)	Amended and Restated Confidentiality Agreement, dated as of October 11, 2006, among the Company, CGEA Investor, Inc., CGEA Holdings, Inc. and Carlyle Investment Management LLC. *
(d)(1)(C)	Amended and Restated Guarantee from Carlyle Partners IV, L.P., dated January 15, 2007. *
(d)(1)(D)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of

January 21, 2007, by and among the Company, Purchaser and Parent.*
(g)	Not applicable.
(h)	Not applicable.
* Previously filed